December 18, 2015

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Dear Mr. Rosenberg:

This letter is Cambrex Corporation’s (“the Company”) response to your letter to the Company dated December 11, 2015, regarding the Company’s Form 10-K for Fiscal Year Ended December 31, 2014, and Form 10-Q for the Quarterly Period Ended September 30, 2015 (File No. 001-10638). The Company acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to these filings; and

●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, the Staff’s comment is set forth below and followed by our response thereto.

Form 10-Q for the Quarterly Period Ended September 30, 2015

Management’s Discussion and Analysis Liquidity and Capital Resources, page 26

1.

You state on page 26 that the increase in cash provided by operations was partially offset by higher inventory levels. Further, Note 3 to the consolidated financial statements indicates increases in finished goods of $11.5 million, work in process of $31.4 million and raw materials of $2.3 million during the nine months ended September 30, 2015. Please tell us the reasons for these increases in inventory. Also describe for us, as applicable, the reasonably likely expected impact on financial position, results of operations and liquidity of any known trends, demands, commitments, events or uncertainties related to these increases.

Company’s response

The Company’s inventory balance at September 30, 2015 was approximately $45 million higher than December 31, 2014, due to very strong sales anticipated in the fourth quarter of 2015, substantially all of which is for product for specifically identified customers. Due to our customers’ requested delivery dates, fourth-quarter sales are expected to be between 36% and 38% of full-year 2015 sales. The Company has historically increased inventory levels in advance of periods with high levels of planned shipments.

The Company does not believe the occasional increases in inventory are an indication of any known trends, demands, commitments, events or uncertainties that are reasonably likely expected to impact financial position, results of operations or liquidity.

Sincerely,

/s/ Gregory P. Sargen

Gregory P. Sargen

Executive Vice President and

Chief Financial Officer

Cambrex Corporation